410-33
Branch 18
811-7758

AIM℠
INVESTMENTS

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

August 6, 2004

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of a **Memorandum and Order** in *Ronald Kondracki v. A I M Advisors, Inc., and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

S:\srr\Litigation\Kondracki v AIM\Corr\L-080604.doc
080604 (1) vxv

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF ILLINOIS

RONALD KONDRACKI,

Plaintiff,

v.

AIM ADVISORS, INC. and
AIM DISTRIBUTORS, INC.,

Defendants. **No. 04-CV-0263-DRH**

MEMORANDUM AND ORDER

HERNDON, District Judge:

On April 16, 2004, Plaintiff filed a complaint against Defendants Aim Advisors, Inc., and Aim Distributors, Inc. for violations of Section 36(b) of the Investment Company Act of 1940, **15 U.S.C. § § 80a-35(b), 80a-12(b)** (Doc. 1). Plaintiff owns shares in a fund(s) advised by Defendant. Specifically, Plaintiff alleges that Defendant charged fees that are disproportionate to the services they performed for the fund(s) and that the fees were not within the range of what would have been negotiated at arm's-length. Plaintiff also alleges that Defendants wrongfully retained benefits resulting from the economies of scale created by the funds. On June 8, 2004, Defendants filed a motion to transfer venue (Doc. 14). Defendants moved the Court to transfer the case to the United States District Court for the Southern District of Texas pursuant to **28 U.S.C. § 1404(a)**. On June 29, 2004, the Court entered an Amended Order transferring the case to United States District Court for the Southern District of Texas (Doc. 21). At the time the Court entered its Order, Plaintiff had not responded to the motion to transfer and the Court in its discretion, pursuant to **Local Rule 7.1(g)**, considered his failure to respond as an admission of the merits of the motion.[1]

On July 7, 2004, Plaintiff filed a motion to reconsider which he styled as Plaintiff's Verified Rule 60(b) Motion for Relief From the Order Dated June 29, 2004 (Doc. 24). Plaintiff argues that one of his attorneys, George Zelcs, mistakenly calendered a response as being due thirty days from the date the motion was filed, rather than the ten days provided by this District's Local Rules.[2] Conceding he was careless, Plaintiff contends he did not intend to admit the merits of Defendants' motion by what they describe as a "reasonable mistake." Defendants oppose the motion arguing, among other things, Plaintiff raised inadequate grounds for this Court to grant relief from the transfer order. The Court agrees with Defendants.

First, there is the question of whether Plaintiffs' motion is properly brought under **Federal Rule of Civil Procedure 60(b)**. Rule 60(b) provides that the "court may relieve a party . . . from a *final* judgment, order, or proceeding." **Fed.**

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1 **Local Rule 7.1(g)** provides in pertinent part: "A party opposing such a motion shall have **ten (10) days** after service of the motion to file a written response. Failure to file a timely response to a motion may, in the Court's discretion, be considered an admission of the merits of the motion." **S.D. Ill. Local Rule 7.1(g).**

2 Zelcs contends that he confused this Judicial District's Local Rules with the Northern District of Illinois' Local Rules because he is located in Chicago.

R. CIV. P. 60(b)(emphasis added). The Advisory Committee's Notes to this Rule explain this provision as follows:

> The addition of the qualifying word 'final' emphasizes the character of the judgments, order or proceedings from which Rule 60(b) affords relief; and hence interlocutory judgments are not brought within the restrictions of the rule, but rather they are left subject to the complete power of the court rendering them to afford such relief from them as justice requires.

FED. R. CIV. P. 60 advisory committee's note. ***See also*** **12 JAMES WM. MOORE ET AL., MOORE'S FEDERAL PRACTICE ¶ 60App.108[2] (3d ed. 2004).** Consistent with this explanation, the Seventh Circuit has recognized that Rule 60(b) applies only to final orders. ***See Lowe v. McGraw-Hill Cos., Inc.*****, 361 F.3d 335, 343 (7th Cir. 2004)(stating "Rule 60(b) is applicable only to 'final' judgment. No Rule 60(b) order is required to set aside a merely interlocutory order")(citations omitted);** ***S.E.C. v. Van Waeyenberghe*****, 284 F.3d 812, 814-15 (7th Cir. 2002)(stating "[a] Rule 60(b) motion is proper only after the terminating order of the whole litigation");** ***McCormick v. City of Chicago*****, 230 F.3d 319, 326 n.6 (7th Cir. 2000);** ***Student Loan Marketing Ass'n v. Lipman*****, 45 F.3d 173, 175 (7th Cir. 1995);** ***Kapco Mfg. Co., Inc. v. C&O Enterprises, Inc.*****, 773 F.2d 151, 153-54 (7th Cir. 1985);** ***Fidelity Trust Co. v. Bd. of Ed. of City of Chicago*****, 174 F.2d 642, 645 (7th Cir. 1949).** If Rule 60(b) were interpreted to apply to non-final orders, then parties would improperly be afforded a mechanism for interlocutory appeal inconsonant with **28 U.S.C. § 1291** because orders on Rule 60(b) motions are appealable. ***Kapco Mfg. Co., Inc. v. C&O Enterprises, Inc.*****, 773 F.2d 151,**

153-54 (7th Cir. 1985)(Easterbrook, J.)(reasoning "[a] party should not get immediate review of an order for discovery, or one denying summary judgment and setting the case for trial, just by filing a Rule 60(b) motion to set aside the order and then appealing the denial of this motion").

Given that Rule 60(b) applies only to final orders, a court must ascertain whether an order is final to determine whether Rule 60(b) may be invoked by a party to obtain relief from the order. An order is "final" only if it terminates the whole litigation. ***See, e.g., S.E.C. v. Van Waeyenberghe*, 284 F.3d 812, 814-15 (7th Cir. 2002)(stating "[a] Rule 60(b) motion is proper only after the terminating order of the whole litigation").** While this analysis may be difficult in some scenarios,[3] it is clear in most cases whether an order is final because a final order disposes of the litigation at the lower court level. In this case, the Plaintiff requests

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3 Examples of some unique orders that the Seventh Circuit has determined to be "final" and appropriate for Rule 60(b) review include denying reinstatement of a settled and dismissed case, ***McCormick v. City of Chicago*, 230 F.3d 319, 326-27, n.6 (7th Cir. 2000)**, consent decrees, ***Balark v. City of Chicago*, 81 F.3d 658, 662 (7th Cir. 1996)(citing *Rufo v. Inmates of Suffolk County Jail*, 502 U.S. 367 (1992))**, and a Rule 68 "offer of judgment." ***Webb v. James*, 147 F.3d 617, 621-22 (7th Cir. 1998)**. Examples of some unique orders that the Seventh Circuit has determined not to be "final" and inappropriate for Rule 60(b) review include a judgment granting prejudgment interest that requires more than just ministerial calculation, ***Student Loan Marketing Ass'n v. Lipman*, 45 F.3d 173, 175 (7th Cir. 1995)**, a "judgment order" that does not determine a party's "total damages," ***Lowe v. McGraw-Hill Companies, Inc.*, 361 F.3d 335, 343 (7th Cir. 2004)**, and a request to incorporate a collateral settlement into a joint stipulation for dismissal. ***McCall-Bey v. Franzen*, 777 F.2d 1178, 1186-87 (7th Cir. 1985)**.

the Court to review an order granting transfer. Numerous cases recognize that "[t]ransfer orders, including ones transferring a case for the convenience of the parties and witnesses, 28 U.S.C. 1404(a), are not appealable final decisions." ***Hill v. Porter*, 352 F.3d 1142, 1144 (7th Cir. 2003)**. Because this Court's June 29, 2004 Order merely transferred the case to a more appropriate forum and did not terminate the litigation, the Court finds Rule 60(b) inapplicable.

Given that Rule 60(b) does not apply, the next question is what standard should apply to a motion to reconsider a non-final order. Motions to reconsider interlocutory orders "are left subject to the complete power of the court rendering them" and should be granted "as justice requires," **FED. R. CIV. P. 60 advisory committee's notes**, and must be "consonant with equity." ***John Simmons Co. v. Grier Brothers*, 258 U.S. 82, 90-91 (1922). *See also* 12 JAMES WM. MOORE ET AL., MOORE'S FEDERAL PRACTICE ¶ 60App.108[2] (3d ed. 2004)**. In accordance with these principles, the Seventh Circuit has acknowledged that "[m]otions for reconsideration serve a limited function: to correct manifest errors of law or fact or to present newly discovered evidence." ***Caisse Nationale de Credit Agricole v. CBI Indus., Inc.*, 90 F.3d 1264, 1269 (7th Cir. 1996)(quoting *Keene Corp. v. Int'l Fidelity Ins. Co.*, 561 F. Supp. 656, 665 (N.D. Ill. 1982), *aff'd*, 736 F.2d 388 (7th Cir. 1984))**.

Here, Plaintiff has not offered a sufficient reason for the Court to entitle them to relief from the Court's June 29, 2004 Order nor established that they have been prejudiced by the Order. It appears Plaintiff (and his counsel) is blaming his failure to respond on the inaction of *one* out of their *six* named attorneys. This begs the following questions: Why did not the other five named attorneys respond to the motion to transfer? Or why did not the other five named attorneys at least discuss/inform Mr. Zelcs about the response deadlines? Further, Mr. Zelcs is generally admitted to practice in the Southern District of Illinois. It is his duty as an officer of the Court to familiarize himself with the Local Rules. The Court presumes that Plaintiff's attorneys (all six of them) know and understand the deadlines imposed by the Federal Rules of Procedure and the Local Rules of this Judicial District. ***See Casto v. Board of Education of the City of Chicago*, 214 F.3d 932, 932 (7th Cir. 2000)**. Moreover, Plaintiff has not demonstrated how the Court's Order has prejudiced him in any way. The Order did not dismiss any of his claims or preclude any evidence he may seek to offer. The Court simply transferred the case to a more convenient forum - the District Court where Defendants who manage the fund(s) are located.

Furthermore, the Court was well within its discretion to grant Defendants' motion to transfer based on Plaintiff's failure to file a response. In fact the Seventh Circuit has held that district courts have the discretion to strictly enforce their local rules. ***See Max M. v. New Trier High School Dist. No. 203*, 859 F.2d 1297, 1300 (7th Cir. 1988)**; ***see also Tobel v. City of Hammond*, 94 F.3d 360, 362-63 (7th Cir. 1996)(stating a "district court clearly has authority to enforce**

strictly its Local Rules ")(**citing** ***Waldridge v. American Hoechst Corp.*****, 24 F.3d 918, 922-24 (7th Cir. 1994)**). Therefore, the Court finds that its June 29, Order was reasonable and that Plaintiffs have not established cause to disturb that Amended Order.

Accordingly, the Court **DENIES** Plaintiffs' Verified Rule 60(b) Motion For Relief From the Order Dated June 29, 2004 (Doc. 24). Pursuant to this Court's June 29, 2004 Order as amended (Doc. 21), the Court **DIRECTS** the Clerk of the Court to **TRANSFER** this case to the United States District Court for the Southern District of Texas.

IT IS SO ORDERED.

Signed this 5th day of August, 2004.

/s/ David RHerndon
DAVID R. HERNDON
United States District Judge